EXHIBIT 99.1

FOR IMMEDIATE RELEASE

SEVEN ARTS PICTURES ANNOUNCES SUBSTITUTION OF ITS NASDAQ LISTING TO SEVEN ARTS ENTERTAINMENT AND EXCHANGE OF ITS SHARES FOR COMMON STOCK OF SEVEN ARTS ENTERTAINMENT AND APPOINTMENT OF ROBERT KAISER TO THE BOARD OF SEVEN ARTS ENTERTAINMENT

LOS ANGELES, CA--(Marketwire – August 31, 2011) - Seven Arts Pictures PLC (NASDAQ:SAPX) (the “Company”) today announced NASDAQ has approved the substitution of Seven Arts Entertainment Inc. ("Seven Arts" or “SAE”) for the Company’s NASDAQ listing, effective at the opening of trading on September 1, 2011.  On that date, each of the Company’s ordinary shares will be exchanged for one share of common stock of SAE, which will commence trading on NASDAQ as the successor to the Company’s NASDAQ listing.  SAE’s new CUSIP number is 81783N102 and its trading symbol will remain SAPX.  The Company expects that DTCC will continue electronic transfer of SAE common stock as it has of the Company’s ordinary shares.  This transaction was approved by the Company’s shareholders at the Company’s General Meeting on June 11, 2010.

The Board of Directors of SAE shall be the existing six members of the Board of Directors of the Company, plus the addition of Robert Kaiser as a Board Member and Chairman of SAE’s Audit Committee.  SAE will have four members of its Board who are independent as defined by NASDAQ.  Mr. Kaiser is currently, and has been since 2007 Chairman and Chief Executive Officer of CLST Holdings, the remaining public company of Cellstar Inc., whose assets were sold in 2007.  Mr. Kaiser held several executive positions, including chairman and chief executive officer of Cellstar from 2002 to 2007, an international logistics and distribution company in the communication industry with sales in excess of $2 billion.  From 1996 to 2001, Mr. Kaiser was the  Chief Executive Officer of Mobile Star and SkyTel/Worldcom.  Mr. Kaiser was also the Chief Financial Officer of Southwestern Bell Mobile Systems from 1986 to 1996.

Peter Hoffman, SAE’s Chief Executive Officer stated:  “We are extremely pleased to have an executive of Robert’s stature and experience join our Board and provide his extensive knowledge of strategy and financial planning in guiding our growth.”

Robert Kaiser added:  “Having reviewed the independent movie and music models, I believe there are tremendous opportunities for Seven Arts to become a leader for the creation of, distribution, and ownership of intellectual property.  I look forward to being an active contributor and member of Seven Arts to help build value for the Company’s employees, shareholders, and all of its stakeholders.”

The Company will retain 2,000,000 shares of SAE common stock and obtain a guarantee from SAE that these shares will be sufficient to satisfy any non-operational obligations of the Company that were not assumed by SAE.  Following this exchange, the Company will be liquidated and wound up under applicable English law.

SAE is a United States issuer and, in addition to filing current reports on an event-by-event basis, will commence regular quarter reporting for the first fiscal quarter ended September 30, 2011.

Separately, Mr. Hoffman announced that approximately 23,000 shares of the Company owned by him but pledged to an insurance company were sold by the insurance company in retirement of a premium loan given to Mr. Hoffman.

About the Company and Seven Arts:  Seven Arts Pictures PLC was founded in 2002 as an independent motion picture production and distribution company engaged in the development, acquisition, financing, production, and licensing of theatrical motion pictures for exhibition in domestic (i.e., the United States and Canada) and foreign theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  Seven Arts Entertainment Inc. continues those operations.

Cautionary Information Regarding Forward-Looking Statements:  Forward-looking statements contained in this press release are made under the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995.  Any such statements are subject to risks and uncertainties that could cause actual results to differ materially from the anticipated.

Contact:

Seven Arts Pictures PLC US contact:
and
Seven Arts Entertainment Inc. US contact:
Peter Hoffman
+1-323-372-3080
phoffman@7artspictures.com

Or
Seven Arts Pictures PLC UK contact:
and
Seven Arts Entertainment Inc. UK contact:
Kate Hoffman
+44-203-006-8223
khoffman@7artspictures.com